Exhibit 99.1

OSKAR HOLDINGS N.V.

Operating and Financial Review and Prospects for the quarter ended March 31, 2005

All amounts are in CZK unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of Oskar Holdings N.V. for the three months ended March 31, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects for the year ended December 31, 2004.

Oskar Holdings N.V. ("Oskar Holdings" or the "Company") is a provider of GSM wireless telecommunication services in the Czech Republic through its subsidiary Oskar Mobil a.s. ("Oskar Mobil"). The Company is ultimately controlled by Telesystem International Wireless Inc. ("TIW"), a Canadian public company. As at December 31, 2004, TIW indirectly owned 27.1% of the equity of the Company. In November 2004, TIW entered into an agreement in principal to acquire from minority shareholders 72.9% of the Company's shares. Closing occurred on January 12, 2005 and TIW increased its indirect ownership in the Company to 100%.

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations.

Oskar Mobil a.s. ("Oskar Mobil" or its trade mark "Oskar") added 61,162 subscribers in the first quarter to reach 1,892,278, an increase of 17.2% in total number of subscribers compared to 1,613,971 subscribers at the end of the first quarter of 2004. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 84.3% of net additions during the quarter. Although total net subscriber additions in the first quarter of 2005 were 9.0% lower than in the same period of 2004, net additions of postpaid subscribers slightly increased from 51,078 to 51,583 and our postpaid/prepaid mix as of March 31, 2005 was 49.0/51.0 compared to 43.9/56.1 as of March 31, 2004.

We estimate we held a 17.3% share of the national cellular subscriber market as of March 31, 2005, compared to a 16.3% share at the same time last year. Also according to our estimate, we had a 21.8% share of the national cellular service revenue during the first quarter of 2005 compared to 19.5% for the same period in 2004. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 107% from 97% at the end of March 2004.

Non GAAP measures and operating data (unaudited)

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

- It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for, our working capital needs;
- It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
- It does not reflect foreign exchange gains or losses; and
- Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides a reconciliation between OIBDA and net income (loss):

(In thousands of CZK)	Three months ended March 31,	
	2005	**2004**
Net income (loss)	**116,841**	(106,664)
Foreign exchange (gain) loss	**(7,481)**	32,521
Interest expense, net	**293,880**	240,340
Depreciation and amortization	**753,760**	739,539
OIBDA	**1,157,000**	905,736

The following table provides a reconciliation between service revenues and ARPU:

	Three months ended March 31,	
	2005	**2004**
Service revenues for the period *(in CZK millions)*	**3,592**	3,064
Average number of subscribers for the period *(in millions)*	**1.86**	1.58
Average monthly service revenue per subscriber for the period *(in CZK)*	**643**	646
Less: impact of excluding in roaming and miscellaneous revenue	**(19)**	(23)
ARPU	**623**	624

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

Service revenues increased 17.2% to Czech Koruna 3,592 million, versus Czech Koruna 3,064 million for the same period last year; this increase is due solely to the increase in the number of subscribers. The ARPU was stable at Czech Koruna 623 compared to Czech Koruna 624 for the same period last year.

Equipment revenues rose 30.6%, to Czech Koruna 183 million for the three months ended March 31, 2005 compared to Czech Koruna 140 million for the same period in 2004 as a result of a higher number of handsets sold to existing postpaid subscribers. Subsidies associated with such increased sales, as part of our retention program, as well as higher average cost per handset sold to new subscribers, caused the Czech Koruna 122 million year over year increase in cost of equipment which resulted in the gross negative margin on equipment deteriorating to Czech Koruna 138 million in the three months ended March 31, 2005 from Czech Koruna 60 million in the comparable 2004 period.

Cost of services as a percent of service revenue decreased to 38.4% from 42.6% in the first quarter of 2004. This decrease results from lower average interconnection rates amongst mobile operators, from greater on-net and incoming traffic as a percentage of total traffic and from lower site costs as a percentage of service revenue.

Selling, general and administrative expenses decreased to 25.5% of service revenues compared to 26.0% for the same period last year mainly as a result of the growth in revenue more than offsetting incremental costs to expand the sales network and to support business initiatives.

We recorded OIBDA of Czech Koruna 1,157 million for the quarter compared to OIBDA of Czech Koruna 906 million for the same period last year, representing a 27.7% increase. OIBDA as a percentage of service revenue for the quarter reached 32.2% compared to 29.5% in the first quarter of 2004. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth and economies of scale realized as fixed costs are spread over a larger subscriber base.

Depreciation and amortization increased to Czech Koruna 754 million for the three months ended March 31, 2005, from Czech Koruna 740 million for the same period in 2004. We achieved an operating income of Czech Koruna 403 million for the first quarter of 2005, compared to an operating income of Czech Koruna 166 million for the first quarter of 2004.

Interest expense, net of interest income, amounted to Czech Koruna 294 million for the quarter ended March 31, 2005 compared to Czech Koruna 240 million in the same period in 2004 as a result of the higher effective cost of debt. Foreign exchange gains were minimal at Czech Koruna 7 million for the three months ended March 31, 2005 while the foreign exchange loss of Czech Koruna 33 million for the same period in 2004 was primarily associated with the revaluation of the unhedged portion of our Euro-denominated debt at Oskar Mobil into CZK which depreciated relative to the Euro during that quarter and from the revaluation of working capital items denominated in currencies other than the Koruna.

As a result of the aforementioned, net income for the quarter ended March 31, 2005 was Czech Koruna 117 million compared to a loss of Czech Koruna 107 million for the same period last year.

Liquidity and Capital Resources

Operating activities provided cash of CZK 410 million for the three months ended March 31, 2005, compared to CZK 183 million for the corresponding 2004 period. The primary factor contributing to this higher operating cash flow was the increase in OIBDA.

Investing activities used cash of CZK 328 million for the quarter ended March 31, 2005 compared to CZK 934 million used in the same period of 2004. Our investing activities in the first quarter of 2005 related entirely to the acquisition of property, plant and equipment and licenses while 2004 results include the use of CZK 614 million in connection with the acquisition from Ceska Konsolidacni Agentura, a Czech state owned agency, of its 3.62% stake in Oskar Mobil a.s.

Financing activities used cash of CZK 470 million during the first quarter of 2005 compared to provided cash of CZK 611 million for the first quarter of 2004. The use of cash for financing activities in the quarter ended March 31, 2005 consisted of CZK 468 million in repayments of long-term debt and CZK 2 million in deferred financing costs. During the quarter ended March 31, 2004, the CZK 611 million provided by financing activities was from the issuance of shares.

Cash and cash equivalents totaled CZK 839 million as of March 31, 2005. Long-term debt as at March 31, 2005, including the current portion of the UMTS license payable, was CZK 15,754 million, all of which is at Oskar Mobil.

Oskar Mobil's €5 million unsecured working capital facility, which matured in March, 2005 was replaced in April 2005, with a CZK 180 million committed short-term facility maturing in April 2006, bearing interest at a rate of PRIBOR, EURIBOR or LIBOR plus 0.8% per annum for Koruna, Euro and U.S. dollars drawings, respectively.

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2.0 billion price for the license is payable in annual installments from December 2005 through December 2009. We recognized an intangible asset of CZK 1,821 million representing the discounted value of future payments and other costs. The associated liability has been reported as long-term debt, a portion of which is current. Upon closing of the sale of TIW's interests in Clearwave to Vodafone, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network and for the payment of our UMTS license and build out of a related UMTS network (see Notes 3 and 4), and for the servicing of debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities and from borrowings under our credit arrangements.

Forward-looking Statements

This operating and financial review and prospects discussion contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in operating and financial review and prospects discussions are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

- 30 –

CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

[In thousands of CZK]

	March 31 2005	December 31, 2004
		(Note 1)
ASSETS		
Current assets		
Cash and cash equivalents	838,591	1,226,325
Trade debtors, net of allowance for doubtful accounts	1,051,538	1,006,621
Inventories	205,609	137,083
Prepaid expenses	267,382	142,651
Other current assets	93,866	10,972
Total current assets	2,456,986	2,523,652
Property, plant and equipment	15,730,729	16,155,954
Licenses (Note 3)	2,683,527	870,433
Goodwill	170,201	186,930
Deferred financing and other costs	537,767	550,118
Total assets	**21,579,210**	**20,287,087**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable - trade	504,181	450,140
Accounts payable - Supply contracts	62,210	171,636
Accounts payable - TIW Group	35,518	36,377
Accrued liabilities	924,743	1,136,518
Accrued interest payable	354,401	164,394
Deferred revenues and deferred gains	448,086	541,736
Current portion of long-term debt	435,459	-
Total current liabilities	2,764,598	2,500,801
Long-term debt (Note 3)	15,318,215	14,596,245
Derivative financial instruments and other non-current liabilities	1,351,924	848,723
Total liabilities	19,434,737	17,945,769
Shareholders' equity		
Share capital		
2,670,817 Class A convertible voting shares and		
2,586,662 Class B convertible voting shares and		
	180,404	180,404
Share premium and other contributed surplus	13,773,907	13,773,907
Deficit	(11,006,834)	(11,123,675)
Accumulated other comprehensive loss		
Accumulated changes in fair value of interest rate and cross currency swaps	(734,432)	(436,907)
Foreign currency translation adjustment	(68,572)	(52,411)
Total shareholders' equity	2,144,473	2,341,318
Total liabilities and shareholders' equity	**21,579,210**	**20,287,087**

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

[In thousands of CZK]

	Three months ended March 31	
	2005	**2004**
Revenues		
Services	3,592,413	3,064,241
Equipment	183,340	140,386
	3,775,753	3,204,627
Cost of services	1,380,287	1,304,819
Cost of equipment	321,647	200,117
Selling, general and administrative expenses	916,819	793,955
Depreciation and amortization (Note 2)	753,760	739,539
Operating income	**403,240**	**166,197**
Interest expense	(300,502)	(246,312)
Interest and other income	6,622	5,972
Foreign exchange gain (loss)	7,481	(32,521)
Net income (loss)	**116,841**	**(106,664)**
Foreign currency translation adjustment	(16,161)	(95)
Change in fair value of interest rate and cross currency swaps and options	(297,525)	(18,585)
Comprehensive loss	**(196,845)**	**(125,344)**

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

[In thousands of CZK]

	Three months ended March 31	
	2005	**2004**
OPERATING ACTIVITIES		
Net income (loss)	116,841	(106,664)
Adjustments to reconcile net income (loss) to cash provided by operating activities		
Depreciation and amortization	753,760	739,539
Other non-cash items	27,529	69,219
Changes in operating assets and liabilities	(487,926)	(519,429)
Cash provided by operating activities	410,204	182,665
INVESTING ACTIVITIES		
Increase in ownership of subsidiaries	-	(613,869)
Acquisitions of property, plant and equipment and licenses	(328,271)	(320,075)
Cash used in investing activities	(328,271)	(933,944)
FINANCING ACTIVITIES		
Issuance of shares	-	610,683
Repayment of long-term debt	(467,820)	-
Deferred financing costs	(1,847)	-
Cash provided by (used in) financing activities	(469,667)	610,683
Net change in cash and cash equivalents	(387,734)	(140,596)
Cash and cash equivalents, beginning of period	1,226,325	1,565,077
Cash and cash equivalents, end of period	838,591	1,424,481

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (UNAUDITED)

[In thousands of CZK]

	Share Capital	Share Premium and other Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as at December 31, 2003	172,444	13,171,184	(10,790,301)	(722,594)	1,830,733
Issuance of shares	7,960	602,723			610,683
Comprehensive loss			(106,664)	(18,680)	(125,344)
Balance as at March 31, 2004	180,404	13,773,907	(10,896,965)	(741,274)	2,316,072
Balance as at December 31, 2004	180,404	13,773,907	(11,123,675)	(489,318)	2,341,318
Comprehensive income (loss)	-	-	116,841	(313,686)	(196,845)
Balance as at March 31, 2005	180,404	13,773,907	(11,006,834)	(803,004)	2,144,473

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2005
[All amounts are in thousands of CZK unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. The consolidated balance sheet as at December 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Oskar Holdings N.V. ("Oskar Holdings" or "the Company") formerly known as TIW Czech N.V., was established on August 11th, 1999 under the laws of The Netherlands to develop, own and operate a wireless telecommunications network and provide telecommunications services through a majority-owned equity interest in Oskar Mobil a.s. ("Oskar Mobil") formerly known as Cesky Mobil a.s., which has a license to provide GSM-based cellular services in the Czech Republic. Oskar Mobil is located in Prague, Czech Republic and began the construction of a cellular network in the fall of 1999.   Oskar Mobil began commercial operations in March 2000. As of March 31, 2005 and December 31, 2004, the Company owned 99.87% of the equity and voting rights of Oskar Mobil, through its wholly owned subsidiary Oskar Finance B.V. ("Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands.   On June 26, 2003, Oskar Holdings entered into an agreement to purchase the remaining 0.13% equity interest in Oskar Mobil for a price of € 150,000 (CZK 4.8 million) which was paid in full on August 3, 2004. Pending closing of the transaction, which cannot take place until certain statutory procedures are completed, the Company is empowered to exercise all the voting rights for shares it has agreed to purchase.

The Company is ultimately controlled by Telesystem International Wireless Inc., ("TIW") a Canadian public company. As at March 31, 2005, TIW indirectly owned 100% of the equity and voting rights of the Company, through its subsidiary ClearWave N.V. [27.1% and 52.7% of the equity and voting rights, respectively at December 31, 2004].

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what will happen in a subsequent quarter. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network and for the payment of its UMTS license and buildout of a related UMTS network and for the servicing of its debt (see Notes 3 and 4). The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities and from borrowings under its credit arrangements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2005
[All amounts are in thousands of CZK unless otherwise indicated]

2. PROPERTY PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of NIL and CZK 44 million for property, plant and equipment for the three months ended March 31, 2005 and March 31, 2004, respectively.

3. UMTS LICENSE

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2.0 billion price for the license is payable in annual instalments from December 2005 through December 2009. The Company recognized an intangible asset of CZK 1,821 million representing the discounted value of future payments and other costs. The associated liability of CZK 1,807 million at March 31, 2005 has been reported as long-term debt, CZK 435 million of which has been classified as a current portion.

4. SALE OF CLEARWAVE TO VODAFONE

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Upon closing of this sale, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

5. WORKING CAPITAL FACILITIES

Oskar Mobil's €5 million unsecured working capital facility, which matured in March, 2005 was replaced in April 2005, with a CZK 180 million committed short-term facility maturing in April 2006, bearing interest at a rate of PRIBOR, EURIBOR or LIBOR plus 0.8% per annum for Koruna, Euro and U.S. dollars drawings, respectively.